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August 12, 2009

BY EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

- and -

Norman W. Gholson
Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Colombia Goldfields Ltd.
Preliminary Schedule 14A
Filed June 6, 2009
File No. 0-51013

Dear Mr. Schwall and Mr. Gholson:

On behalf of our client, Colombia Goldfields Ltd. (“the Company”), we hereby acknowledge receipt of the comment letter dated July 31, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Preliminary Schedule 14A.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses. The Company is filing today, by way of EDGAR, the amended Preliminary Schedule 14A together with this response letter.

______________________

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Preliminary Schedule 14A Filed July 6, 2009

General

1.	Please use the correct EDGAR tag “PREM14A” with your subsequent filings relating to this proposed merger transaction.

Response: The comment is noted and the Company will file the Preliminary Schedule 14A using the EDGAR tag “PREM14A” today and in subsequent filings.

Dilisting and Deregistration of Columbia Common Stock, page 54

2.

We note your statement that “[i]f the merger transaction is completed … we will no longer be required to file periodic public reports.” Please provide us with your supplemental analysis as to why the surviving company will no longer be required to file periodic public reports.

Response: The Company offers the following supplemental analysis as to why the surviving company in the merger, Colombia Goldfields Ltd., will no longer be required to file periodic public reports if the merger transaction is completed.

The Company currently has a class of securities (common stock) registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In order to terminate its Section 12(g) registration upon completion of the merger transaction, the surviving company will rely on Rule 12g-4 under the Exchange Act. Under Rule 12g-4, the surviving company will terminate its registration of common stock under Section 12(g) by certifying on Form 15 that it has fewer than 300 record holders. At the effective time of the merger transaction, the Company’s common stock will be converted into the right to receive the merger consideration (as described in the proxy statement filed on Schedule 14A) and the surviving company in the merger will become an indirect wholly-owned subsidiary of Medoro Resources Ltd. (“Medoro”). Consequently, the surviving company will have only one stockholder, Barona Cape Ltd., a wholly-owned subsidiary of Medoro, and will certify on Form 15 that it has fewer than 300 record holders.

The surviving company will terminate its reporting obligation under Section 15(d) of the Exchange Act by relying on Rule 12h-3 under the Exchange Act. As a result of the merger transaction the surviving company will have no public stockholders and, immediately upon the closing of the merger transaction, will file post-effective amendments to its two outstanding registration statements on Form S-3 terminating the offering of any remaining securities under such registration statements. The surviving company will avail itself of Rule 12h-3 and Rule 12g-4 on the same Form 15.

In addition, to the extent that Medoro would be deemed to succeed to the Exchange Act reporting obligations of the Company under Rule 12g-3 under the Exchange Act, we understand that Medoro, a foreign private issuer, would rely on the exemption provided by Rule 12g3-2(b) under the Exchange Act to avoid such reporting obligations.

Opinion of Haywood, page 48

3.	Provide all the disclosure that Item 14(b)(6) of Schedule 14A and Item 1015(b) of Regulation M-A require. The following comments are examples of disclosure that is incomplete or requires revision.

Response: The comment is noted and the Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A accordingly.

4.

Discuss in necessary detail the role that Mr. Flood played in the selection of Haywood. If he did not play a direct role, discuss who made the decision to select Haywood. Clarify whether Mr. Flood’s dual role as Colombia Goldfields director and Haywood Managing Director of Investment Banking was considered as a factor in the selection process. See Item 1015(b)(3) of Regulation M-A.

Response: Ed Flood did not play any role in the decision to select Haywood to provide the fairness opinion. The decision to engage Haywood was made solely by the other directors of the Company, without Mr. Flood’s participation and the fact that Mr. Flood is a Managing Director at Haywood was not a factor in the selection process. Haywood was selected by the Company as a result of its detailed understanding of the Company’s assets and financial position and its experience with the Company as a placement agent in previous financings, as well as Haywood’s credentials as a financial advisor in the mining sector. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide this information.

5.

Eliminate the suggestion at page 48 that the disclosure you provide regarding the impetus of Haywood’s selection is based on “Haywood’s knowledge” rather than coming from Colombia Goldfields. Describe the method of which Haywood was selected, as Item 1015(b)(3) requires.

Response: The Company confirms that Haywood was selected by the Company as a result of its detailed understanding of the Company’s assets and financial position and its experience with the Company as a placement agent in previous financings, as well as Haywood’s credentials as a financial advisor in the mining sector. The Company has revised the statement in question in the Preliminary Schedule 14A accordingly.

6.

The first sentence of the fifth paragraph, and similar text that appears elsewhere in the filing, suggests that the reader must refer to the fairness opinion text for disclosure that Item 1015(b)(6) states “must” appear in the summary. Please revise to eliminate these suggestions and to instead provide all the disclosure that Item 1015(b)(6) requires, in necessary detail.

Response: The comment is noted and the Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide this information.

7.

The prior comment also applies to the references to the unspecified “range of projected financial results” and the “variety of analyses” Haywood performed. Similarly, it is not sufficient for the opinion to refer in only general terms to a “third party proposal” without the proxy statement providing all the necessary details. The opinion also should not suggest that the analyses Haywood performed were only (to be) provided to the board. We may have additional comments once you include revised and expanded disclosure.

Response: The reference to the “range of projected financial results” referred to discussions by Haywood with the Company’s senior management regarding the Company’s future prospects, which included discussions regarding future maintenance costs and the potential of reducing existing debt through renegotiations with creditors. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A in order to clarify the reference and to provide this information.

The reference to a “variety of analyses” referred to analyses performed by Haywood in rendering the fairness opinion, which included comparative values, comparative transactions, asset values and market prices analyses.

Haywood’s procedures followed for analyzing comparative values included identification of gold assets in Latin America which were categorized as producing, development and/or exploration, and subsequent review of their respective enterprise values and classified gold resources. The enterprise value per resource ounce was used to determine the market value of the gold assets. The gold assets of both the Company and Medoro are in the exploration stage and Haywood’s analysis concluded that the values attributed to the gold assets of both the Company and Medoro used to determine the consideration in the merger transaction were reasonable.

Haywood’s procedures followed for analyzing comparative transactions, in the Company’s case specifically, required review of previous transactions in the precious metals sector, assessing the value ascribed to assets based on their relative size, and accounting for the companies’ respective financial positions. The basis for this analysis was to determine whether the consideration to be received by Company stockholders was comparable to the consideration that stockholders of other companies had received in similar transactions. Haywood’s analysis concluded that the consideration to be received by Company stockholders in the merger transaction was comparable to consideration received in similar transactions.

Haywood’s procedures followed for assessing the fairness based on asset values included a review of the Company’s and Medoro’s assets in reference to their enterprise value, which consisted of market capitalization plus liabilities less cash position. Haywood found that the Company was trading at a distressed level relative to Medoro, and Haywood’s findings supported the premise of value recovery following completion of a transaction that would address the working capital deficiency, such as the merger transaction.

Haywood’s procedures followed for market prices analysis required a review of the trading prices of the Company and Medoro at certain points in time during the year preceding the merger transaction. Haywood determined that the value of the Company’s equity fell relative to Medoro’s equity as the date of the merger transaction approached, which supported Haywood’s opinion that the consideration to be received by Company stockholders is fair.

The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide this information.

The identity of the third party in, as well as the terms of, the “third party proposal” is confidential. The third party proposal was conditioned on the Company’s ability to successfully renegotiate its existing debt to amounts lower than required under the proposed merger transaction and was not determined by Haywood to be superior to the proposed merger transaction. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide this information.

The Company has also revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to remove the suggestion that the analyses Haywood performed were only to be provided to the board.

8.

Revise to clarify the statement that Mr. Flood “has not been involved with the preparation of the fairness opinion, save for his input as a director of Columbia.” Explain in necessary detail the input he provided in that regard.

Response: Mr. Flood was not involved in the preparation of the fairness opinion. Mr. Flood received the fairness opinion from Haywood as a director of the Company and considered the fairness opinion as one of the factors in approving the merger transaction. The Company has revised the statement in question in the Preliminary Schedule 14A to remove the suggestion that Mr. Flood provided any input into the preparation of the fairness opinion.

9.	Disclose the amount of the fee Haywood is to receive, as referenced at page 51, and provide any other information that Item 1015(b)(4) of Regulation M-A requires.

Response: Haywood will be paid a fee of $100,000 in connection with the preparation and rendering of the fairness opinion, and will be reimbursed for all reasonable out-of-pocket expenses. The Company has revised the section under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide this information.

Pursuant to the disclosure required under Item 1015(b)(4) of Regulation M-A, the Company has also revised the first paragraph under the heading “The Merger Transaction – Opinion of Haywood” in the Preliminary Schedule 14A to provide information regarding the compensation received by Haywood for services in the past two years.

Exhibit D – Fairness Opinion of Haywood Securities (UK) Limited

10.

Page 6 of the fairness opinion indicates that it is “provided for the use of GOL’s board of directors only and may not be disclosed, referred to, communicated to, or relied upon by, any third party without our prior written approval.” Because the opinion purports to relate the fairness of the consideration to be received in the merger, the suggestion that it “should not be relied upon by any stockholder in deciding how to vote” is notable. Please obtain a revised version of the fairness opinion that includes no such limitations.

Response: The comment is noted and the Company has obtained a revised version of the fairness opinion, attached as Exhibit D to the Preliminary Schedule 14A, which removes the suggestion that the fairness opinion “should not be relied upon by any stockholder in deciding how to vote.” The revised version of the fairness opinion also includes applicable changes relating to the revisions made in the summary of the fairness opinion in the Preliminary Schedule 14A.

______________________

The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information it provides to the staff of the Division of Corporation Finance in your review of the Company’s filing or in response to your comments on the Company’s filings.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.

Sincerely,

/s/ Hugo Sin

Hugo Sin

cc:

Timothy Levenberg
    Securities and Exchange Commission
Thomas Lough
    Colombia Goldfields Ltd.
Christopher J. Cummings
    Shearman & Sterling LLP